AGENIX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

SEC#82-5258

7 June 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcemenst that were made to the Australian Stock Exchange on 7 June 2005.

We are providing a copies of these announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

AGENiX

7 June 2005

COMMITMENT TO THROMBOVIEW MANUFACTURING & DEVELOPMENT OF NEW IMAGING PRODUCT

Agenix is shortly to enter into a manufacturing and technology transfer agreement with an FDA approved commercial scale contract manufacturing company.

The manufacturing of ThromboView® will be transferred to this company in what will be a multi-million dollar commitment by the Board to provide manufacturing scale up and supply of ThromboView® product for Phase III trials and ultimately commercial sale.

ThromboView® has continued to achieve critical milestones and the positive results of the completed trials have led to the Board's decision to continue to invest in the project to bring ThromboView® to market in the shortest possible time to maximize shareholder value.

Agenix continues to believe that it will complete a sales, marketing and distribution agreement by December 2005.

The success of the ThromboView® program has also resulted in the decision of the Board to commit to development of a second product using the antibody fragment developed for ThromboView® and a different imaging technique to image arterial clots. These clots are associated with heart attack and stroke.

This new product will not replace ThromboView® but serve a completely unrelated and much larger market opportunity. Deaths from PEs (pulmonary embolisms, or blood clots in the lung) account for around 200,000 deaths each year in the United States alone. Heart attack and stroke account for around 900,000 deaths each year in the United States.

Whilst development is at an early stage, given the experience gained in the development of ThromboView®, the use of the same antibody fragment and the world-class nature of the Agenix staff and facility, there is an expectation that the timeline and the development cost of the new product will be shortened.

The Phase II DVT (deep vein thrombosis) trial in the United States and Canada is underway. The first patient in that trial was recruited in early March 2005.

Recruitment for the Phase Ib PE trial in Australia has commenced.

ENDS

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX:AGX; OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing Phase II human trials in the United States and Canada. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 110 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com

AGENIX

7 June 2005

AGENIX FORECASTS LOWER LOSS DESPITE RESTRUCTURING AND COMMITS TO DEVELOPMENT OF NEW IMAGING PRODUCT

Biotechnology company Agenix [ASX:AGX; OTC (NASDAQ) AGXLY] forecasts a lower full year loss for the year ended 30 June 2005 of between $12.3 million and $12.8 million, compared to a loss in the prior year of $14.3 million.

This result includes costs of restructuring the business and is despite increased research and development expenditure resulting from the continuing success of ThromboView®.

Included in this loss is a $3 million pre-tax profit for the year from Agen Biomedical's human and animal health medical diagnostic businesses.

The full year result is however impacted by:

- net R&D expenditure of $6.8 million (including ThromboView® project costs of $6.0 million),
- corporate overheads and interest of $4.0 million,
- a loss of $2.5 million from the recently sold Milton Pharmaceuticals business,
- a $1.0 million loss from expensed investment in manufacturing and quality systems and sale of assets at Agen Biomedical,
- previously disclosed legal expenses of $0.3 million from the settled Synbiotics case, and
- redundancies of $0.4 million.

Mr Don Home, Managing Director of Agenix, commented: "The result is a mixture of continued success with our ThromboView® program and disappointing performance in the base business.

"This is primarily because the company decided to invest in additional infrastructure and operational capacity in anticipation of increased revenues associated with a second distributor for the animal health product range in the United States. As this appointment has not occurred, the Board has decided that it will reduce overheads and capacity until such time as this appointment occurs."

Mr Home also added, "In conjunction with the completion of certain improvement programs that have been ongoing over the past two years, approximately 13 staff will be immediately made redundant which will result in combined savings of in excess of $2.0 million compared to this year's expenditure."

These savings will mean that the Agenix base business (encompassing the human and animal health diagnostic businesses and the corporate office) will be profitable, cash flow positive and capable of supporting the Company's current and anticipated commitments, excluding R&D.

Sales for Agen Biomedical for the year ended 30 June 2005 are forecast to show a 5% decline on last year on a currency adjusted basis. Sales forecast for the 2005-06 financial year are expected to show 17% growth based on the scaled-back capacity. Efforts to expand distribution in both human and animal health will continue.

Forecast cash and unused bank facilities at 30 June 2005 are $8.6 million. This does not include any proceeds from the sale of the Milton property. An offer has been accepted to sell this property for $1.85 million, subject to completion of final due diligence, and settlement is expected in July 2005.

R&D expenditure of $6.8 million was fully expensed in line with the company's existing accounting policy. This expenditure primarily related to the advancement of the ThromboView® project.

ThromboView® has continued to meet critical milestones and the positive results of the completed trials have led to the Board's decision to continue to invest in the project to bring ThromboView® to market in the shortest possible time in order to maximize shareholder value.

The expenditure to date on the ThromboView® project has been $19.6M (including forecast to 30 June 2005).

An announcement on ThromboView® and the commitment to a manufacturing contract and the development of a second product using the ThromboView® antibody fragment accompanies this announcement.

Agenix continues to believe that it will complete a sales, marketing and distribution agreement by December 2005. Components of such an agreement would normally be expected to include an upfront cash milestone payment and support for clinical trial costs going forward.

ENDS

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX: AGX; OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing Phase II human trials in the United States and Canada. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 110 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com